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                          July 6, 2022

       Kathy Lee-Sepsick
       President and Chief Executive Officer
       Femasys Inc.
       3950 Johns Creek Court, Suite 100
       Suwanee, Georgia 30024

                                                        Re: Femasys Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-266001

       Dear Ms. Lee-Sepsick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David S. Rosenthal,
Esq.